UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)1

Catalyst Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14888D208
(CUSIP Number)
JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 9, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠄀󠄠

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,312,532
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,312,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.17%2

14	TYPE OF REPORTING PERSON*
OO

2 The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of Shares outstanding as of April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2022.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 532,100

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
532,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%
14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 532,100

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
532,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
532,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.69%
14	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,312,532
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,312,532
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,312,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.17%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
338,600
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
338,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.08%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Shelly C. Lombard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Igor Volshteyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 12 (the “Amendment No. 12”) to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the undersigned on July 23, 2019 (as amended by Amendment No. 1 filed December 31, 2019, Amendment No. 2 filed January 17, 2020, Amendment No. 3 filed October 25, 2021, Amendment No. 4 filed January 5, 2022, Amendment No. 5 filed January 27, 2022, Amendment No. 6 filed February 23, 2022, Amendment No. 7 filed February 28, 2022, Amendment No. 8 filed March 7, 2022, Amendment No. 9 filed March 16, 2022, Amendment No. 10 filed April 21, 2022, and Amendment No. 11 filed May 2, 2022, the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock” or the “Shares”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer” or “Company”). This Amendment No. 12 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On May 9, 2022, JDS1 and the other reporting persons named herein (collectively, the “JDS1 Group”) filed a revised preliminary proxy statement (the “JDS1 Revised Preliminary Proxy Statement”) and an accompanying revised preliminary GOLD proxy card with the SEC in connection with the JDS1 Group’s plans to solicit proxies for the Issuer’s 2022 Annual Meeting of Stockholders, any special meeting held in lieu thereof, and at any and all adjournments or postponements thereof (the “2022 Annual Meeting”). At the 2022 Annual Meeting, the JDS1 Group is seeking to have stockholders elect the three nominees, Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn (collectively, the “Nominees”), JDS1 has nominated for election to the Issuer’s Board of Directors (the “Board”) and approve a non-binding stockholder proposal requesting that the Board take the necessary steps to declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors) and to require that all directors stand for election annually, with such declassification of the Board done in the most expeditious manner available under the Delaware General Corporation Law (the “Declassification Proposal”). The JDS1 Group believes that the Nominees are highly qualified, extremely capable, ready to serve the best interests of all the Issuer’s stockholders and committed to fully exploring all opportunities to stop and reverse the precipitous decline in the Issuer’s stock price. As of the close of business on May 9, 2022, the most recent practicable date prior to the filing of this Amendment No. 12, the Common Stock closed at a price of $0.44 per share, which represents an approximately 90.2% decline from the Common Stock’s closing price of $4.51 per share a year earlier on May 10, 2021. In addition, the closing bid price for the Common Stock has been below $1.00 per share for more than thirty (30) consecutive business days, the latter condition subjecting the Issuer to the risk of being delisted by the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of at least $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of thirty (30) consecutive business days.

Through the election of the Nominees to the Board at the 2022 Annual Meeting, the JDS1 Group is seeking to accomplish the following for the benefit of all stockholders:

•	Replace three incumbent members of the Board, including the Board’s Chairman, Augustine Lawlor, who has served on the Board since February 2006, and as Chairman since February 2018;
•	Restore investor confidence by, among other things, ensuring that the Issuer has a credible and clear plan for reversing the tremendous destruction of value that has occurred under the watch of the incumbent Board;

CUSIP NO. 14888D208

•	Ensure that the Issuer has a credible and clear plan to avoid being delisted by the Nasdaq Stock market, as Nasdaq already notified the Issuer on February 16, 2022 that it is currently at risk of being delisted, by regaining compliance with Nasdaq’s listing requirements, particularly its minimum bid price requirement of $1.00 per share. We note that, since the beginning of 2022, the Common Stock has mostly traded below $1.00 per share;
•	Ensure that the Issuer’s previously announced review of strategic alternatives is overseen by a Board committee composed only of independent directors with experience overseeing complex M&A transactions and is conducted in a manner that seeks to maximize value for the benefit of all stockholders. We note that all three of the Nominees would bring to the Board significant experience overseeing complex M&A transactions;
•	Ensure that, if the Issuer’s review of strategic alternatives is unable to result in a value maximizing transaction or a transaction that is otherwise in the best interests of all stockholders, the Issuer has additional options available to it for unlocking stockholder value;
•	Stop future stock offerings, such as the “at the market offering” of the Common Stock that the Issuer announced last October, which the JDS1 Group believes are value-destructive. We note that, since the time the Issuer filed with the SEC its prospectus supplement for such stock offering, on October 15, 2021 (when the closing price per for the Common Stock that day was $4.00 per share), the Common Stock has not only never closed at or above $4.00 per share, but, more concerning, the Common Stock has since lost nearly 90% of its value.
•	Stem the ongoing executive turnover that has occurred at the Issuer. We note that the Issuer has had challenges retaining its Chief Financial Officer and, since 2019, has had two executives resign such role and then leave the Issuer. The Issuer also saw its Chief Medical Officer “retire” and leave the Issuer in July 2021 and then come out of retirement three months later when he joined another biopharmaceutical company as Chief Medical Officer; and
•	Reform the Issuer’s corporate governance practices in a manner that makes the Board and management more accountable to stockholders. In addition to the declassification of the Board that the JDS1 Group is seeking pursuant to the Declassification Proposal, the JDS1 Group would like to see a refreshed Board adopt majority voting in the election of directors at uncontested meetings of stockholders which would end the current practice of guaranteeing the election of the candidates nominated by the Board in uncontested elections regardless of how much dissatisfaction is registered with a candidate by withhold votes, eliminate supermajority provisions in the Bylaws that impede the ability of stockholders to remove directors, and provide stockholders with the right to call special meetings so that stockholders have the ability to take action between annual meetings.

If elected, the Nominees will be three (3) directors on a Board with eight (8) directors and, accordingly, will represent a minority of the members of the Board. As such, it is not guaranteed that the Nominees, if elected to the Board, will be able to implement any of the above actions or any other actions that they may believe are necessary to enhance stockholder value. However, the JDS1 Group believes the election of the Nominees will be an important step forward in refreshing the Board with directors who will bring a sense of urgency, together with fresh insights and perspectives, to restoring investor confidence and finding a path forward to reverse the value destruction that has occurred on the watch of the incumbent Board, including using their extensive experience in overseeing complex M&A processes to help the Board explore and evaluate opportunities to unlock stockholder value.

CUSIP NO. 14888D208

Except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Issuer’s capitalization, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 10, 2022

JDS1, LLC

By: /s/ Julian D. Singer
Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn
Name: Igor Volshteyn

Title: CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer
Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer, individually and as attorney-in-
fact for Shelly C. Lombard, Matthew Stecker,
and Igor Volshteyn